UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2003

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                                   Sequential
  Exhibit                 Description                              Page Number
  -------                 -----------                              -----------

    1.         Press release, dated December 2, 2003                   3







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                                                                       EXHIBIT 1
CONTACTS
Dafna Gruber, CFO              Carmen Deville
+972 3 645 6252                +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com      carmen.deville@alvarion.com
-------------------------      ---------------------------


                                                           FOR IMMEDIATE RELEASE



           SWEDEN'S TERACOM CHOOSES SIEMENS/ALVARION WALKAIR(TM) 3000
           ----------------------------------------------------------
                           FOR NATIONWIDE LMDS PROJECT
                           ---------------------------

                                      -----


TEL-AVIV, ISRAEL, DECEMBER 2, 2003 - Alvarion Ltd. (NASDAQ: ALVR), a leading provider of wireless broadband solutions, today announced that Teracom AB, Sweden's government-owned TV and radio broadcaster, has selected the Siemens/Alvarion WALKair(TM) 3000 broadband wireless solution for a massive nationwide LMDS network.

In December 2001, Teracom was one of four companies awarded national LMDS licenses by the Swedish authorities. After investigating the solutions proposed by 13 vendors, Teracom chose Alvarion's WALKair(TM) 3000 solution proposed by Siemens Scandinavia, and will now embark on a five-year project to build out a nationwide broadband wireless network. During the first stage, its wireless networks will be deployed in Sweden's largest cities to support high-speed IP data services targeting small and medium-sized enterprises (SME). Later, the network will be extended to remote areas to support broadband backbone and cellular backhauling services. Teracom forecasts an investment of up to 20 million euro over a five-year period.

"Despite its massive scope, this is an extremely cost-effective project," said Pierre Karlsson, Vice President of Teracom. "Since WALKair(TM) base stations can be located on our mast sites and the towers we share with cellular operators, we will be able to minimize our installation costs and to begin generating revenues quickly. We are confident that WALKair(TM) will give us the robust, reliable performance it has delivered in so many installations over the past decade, and that the experienced Siemens Scandinavia team will carry out a smooth deployment."

"We are proud that Teracom has chosen us for this ambitious project," said Soren Sward, CEO of Siemens in Sweden. "Alvarion's field-proven technology, which so many operators are now using to fill broadband coverage `gaps,' was a critical factor that helped us clinch the deal. We are excited to kick off the project and look forward to continued cooperation with Alvarion."


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Tzvika Friedman President and COO of Alvarion, added, "We are gratified that
Teracom has selected our technology as the best in its class, and pledge our full support to Siemens as it sets out on this long-term project."


ABOUT TERACOM

Owned by the Swedish government, Teracom AB is Sweden's national radio and tv-broadcaster, and one of its leading suppliers of broadband communications services. Via a nationwide fiber broadband network, Teracom delivers a full range of services -- including the linkage of geographically separated networks, the provision of capacity for mobile operators and service providers, the enabling of high-speed Internet access services, and more -- to companies, organizations, municipalities, and county councils throughout Sweden. In addition, Teracom rents mast capacity to companies and government agencies, freeing them from costly investments in stations, service, and maintenance.

With approximately 700 employees, the Teracom Group has offices in all of Sweden's major cities and 50 rural locations. The Group's total turnover amounts to SEK 1.8 billion.

For more information, visit Teracom's World Wide Web site at http://www.teracom.se


ABOUT SIEMENS

THE SIEMENS INFORMATION AND COMMUNICATION MOBILE GROUP (SIEMENS MOBILE) offers a complete range of mobile solutions including mobile devices, infrastructure and applications. Devices include mobile phones, fashion accessory phones, wireless modules, mobile organizers and cordless phones as well as products for wireless home networks. The infrastructure portfolio includes GSM, GPRS and 3G mobile network technologies from base stations and switching systems to intelligent networks, e.g. for prepaid services. Mobile Applications cover end-to-end solutions for Messaging, Location Based Services or Mobile Payment. For fiscal 2002 (September 30), Siemens mobile recorded sales of EUR 11 billion and employed approximately 28,600 people worldwide. You can access press releases, photographs and further information on the internet at: http://www.siemens-mobile.com/press


Siemens Information and Communication Networks (IC Networks) is a leading provider of network technology for enterprises, carriers and service providers. Its comprehensive portfolio - HiPath for enterprises, SURPASS for carriers - comprises IP-based convergence solutions for voice and data, a full range of solutions for broadband access, and optical transport networks. The Siemens Group thus provides complete solutions from a single source for the infrastructure of the Next Generation Network -- optimized for a prompt return on investment and to open up new business opportunities for customers.


For more information, visit www.siemens.ie/operators

ABOUT ALVARION

Alvarion is dedicated to delivering seamless wireless broadband networking infrastructure to carriers, ISPs and private network operators, in order to leverage their broadband opportunities into sustainable profits. Alvarion offers premier wireless broadband solutions for access in the last mile, backhauling connection to the backbone and private network connectivity. Featuring the industry's most extensive range of products and international support, Alvarion is a pioneering leader of the converged wireless broadband network. With over
1.5 million units deployed in 120 countries worldwide, Alvarion provides secure rich-media networks for business or residential Internet access, corporate VPNs, cellular base station feeding, community interconnection, public safety connectivity and extended Hotspots.


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
Having recently acquired InnoWave's wideband access portfolio and expertise, Alvarion provides a complete wireless solution that supports a wide range of frequency bands, customer profiles and service types.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release may contain forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web-sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or 760-517-3188

Further project information please contact Mr Bengt Neiderud Siemens AB, Sweden +46 8 728 11 37, bengt.neiderud@siemens.com or regarding Siemens Sweden, please contact Mr Robert Muller, Information Manager, Siemens AB, Sweden +46 8 728 10 15, robert.mueller@siemens.com



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                                  SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         ALVARION LTD.



Date: December 2, 2003                   By:     /s/ Dafna Gruber
                                                 -------------------------------
                                         Name:   Dafna Gruber
                                         Title:  Chief Executive Officer




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